 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE TO

(Rule 14-d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

____________________________

Adams Natural Resources Fund, Inc.

 (Name of Subject Company (Issuer))

Ancora Advisors, LLC

Bulldog Investors, LLC

(d/b/a The Bulldog-Ancora Group)

 (Names of Filing Person (Offerer))

Common Stock, $0.001 par value

 (Title of Class of Securities)

00548F105

 (CUSIP Number of Class of Securities)

Phillip Goldstein

Bulldog Investors, LLC

Park 80 West—Plaza Two

250 Pehle Avenue, Suite 708

Saddle Brook, NJ 07663

Telephone: (201) 556-0092

 (Name, Address and Telephone Number of a Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Fredrick DiSanto

Ancora Advisors, LLC

6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

(216) 825-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$70,000,000.00	$9,086.00

*	This amount represents the maximum amount of the offer.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by .0001298.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,086.00

Form or Registration No.: SC TO-T

Filing Party:	Ancora Advisors, LLC

Bulldog Investors, LLC

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1

[ ]	issuer tender offer subject to Rule 13e-4

[ ]	going-private transaction subject to Rule 13e-3

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

SCHEDULE TO

This Amendment No. 4 to Schedule TO (the “Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 15, 2020 by The Bulldog-Ancora Group (the “Group”) as amended and supplemented by Amendment Nos. 1, 2 and 3 to the Schedule TO filed with the SEC on June 4, 2020, June 15, 2020 and June 16, 2020, respectively (as amended, the “Schedule TO”). The Schedule TO relates to the Group’s offer to purchase up to $70,000,000 of the outstanding shares of common stock, $0.001 par value (the “Shares”), of Adams Natural Resources Fund, Inc., a Maryland corporation (“PEO”), for cash at a price per Share equal to 88% of net asset value (“NAV”) per Share, based on the NAV per Share at the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on the Expiration Date (the “Pricing Date”), less any applicable withholding taxes and any brokerage fees that may apply, and without interest thereon (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as Amended and Restated June 15, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal as Amended and Restated June 15, 2020, each as amended June 16, 2020 (which together constitute the “Offer”).

All information set forth in the Offer to Purchase, the Letter of Transmittal and other exhibits to the Schedule TO is hereby expressly incorporated in this Amendment No. 4 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. All capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule TO. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule TO. This Amendment No. 4 should be read together with the Schedule TO and all exhibits thereto.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at Midnight (one minute after 11:59 p.m.), New York City time, on June 26, 2020. Accordingly, on June 26, 2020, the Group accepted for payment, in accordance with the terms of the Offer, all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer. Payment for such Shares will be made as promptly as practicable, in accordance with the terms of the Offer. Computershare, the depository for the offer, has advised the Group that, as of the expiration of the Offer, a total of approximately 1,445,144 Shares were validly tendered and not withdrawn, representing approximately 4.8% of the Shares outstanding. Upon completion of the Offer, the Group will hold an aggregate of approximately 4,384,607 Shares, or approximately 14.7% of the total Shares outstanding.

On June 29, 2020, the Group issued a press release announcing the expiration of the Offer. The full text of the press release issued by the Group is set forth as Exhibit (a)(1)(J) hereto and is incorporated by reference herein.”

Item 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(J) Press Release Issued by the Group, dated June 29, 2020, Announcing the Expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 29, 2020
THE BULLDOG-ANCORA GROUP

By: BULLDOG INVESTORS, LLC Title: Group Member

By: /s/ Phillip Goldstein

Name: Phillip Goldstein
Title: Member and Manager

BY: ANCORA ADVISORS, LLC Title: Group Member

By: /s/ Fredrick DiSanto

Name: Fredrick DiSanto Title: Chairman and CEO

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, as Amended and Restated June 15, 2020.***
(a)(1)(B)	Letter of Transmittal (Amended and Restated June 15, 2020).***
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Amended and Restated June 15, 2020).***
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (Amended and Restated June 15, 2020).***
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(F)	Press Release Issued by the Group, dated May 15, 2020, Announcing the Commencement of the Offer.*
(a)(1)(G)	Press Release Issued by the Group dated June 4, 2020, Announcing an Extension of the Offer.**
(a)(1)(H)	Press Release Issued by the Group, dated June 15, 2020, Announcing the Amendment of the Offer to Set a Fixed Price.***
(a)(1)(I)	Press Release Issued by the Group, dated June 16, 2020, Announcing the Amendment of the Offer.****
(a)(1)(J)	Press Release Issued by the Group, dated June 29, 2020, Announcing the Expiration of the Offer.*****

*	Previously filed with the Schedule TO on May 15, 2020.
**	Previously filed with Amendment No. 1 to the Schedule TO on June 4, 2020.
***	Previously filed with Amendment No. 2 to this Schedule TO on June 15, 2020.
****	Previously filed with Amendment No. 3 to this Schedule TO on June 16, 2020.
*****	Filed herewith.